FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Convocation, April 10, 2007

2.	Proposal of the Board of Directors to the Ordinary and Extraordinary General meetings of Stockholders to be Held, Together, April 26, 2007 - April 10, 2007

3.	Calendar of Corporate Events - 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF
STOCKHOLDERS

CONVOCATION

Stockholders are hereby invited to meet in Ordinary and Extraordinary General Meetings, to be held concurrently, on April 26, 2007 at 10 a.m. at the company’s head office, Avenida Barbacena 1200, 18th Floor, in Belo Horizonte, Minas Gerais State, Brazil to decide on the following matters:

1.                                       Examination, discussion and voting on the report of management and financial statements for the year ended December 31, 2006, and the respective complementary documents.

2.                                       Allocation of the net profit for the business year of 2006, in the amount of R$ 1,718,841,000, in accordance with Article 192 of Law 6404 of December 15, 1976, as amended.

3.                                       Decision on the form and date of payment of Interest on Equity and complementary and extraordinary dividends, in the amount of R$ 1,381,781,000;

4.                                       Election of sitting and substitute members of the Audit Board and setting of their remuneration.

5.                                       Setting of the remuneration of the company’s managers.

6.                                       Approval of the increase in the registered capital from R$ 1,621,538,190.25 to R$ 2,432,307,285.38 with the issuance of new shares, upon capitalization of R$ 810,769,095.13, from part of the Retained Earnings Reserve, distributing to stockholders, as a consequence, a bonus in shares of 50%, in new shares, of the same type as those held and of nominal value R$ 0.01.

7.                                       Consequent change in the head paragraph of Clause 4 of the Bylaws, arising from the increase in the registered capital mentioned above.

8.                                       Approval of reduction of the registered capital by R$ 5.38, from R$ 2,432,307,285.38 to R$ 2,432,307,280.00, upon cancellation of 385 common shares and 153 preferred shares, all of nominal value R$ 0.01, for the purpose of adapting the amount of the registered capital to the reverse split.

9.                                       Consequent change in the head paragraph of Clause 4 of the Bylaws, as a result of the reduction in the registered capital mentioned above.

10.                                 Authorization for the Executive Board to take measures in relation to the 50% stock bonus in new shares (of the same type as the previous shares), and with nominal value of R$ 0.01, to holders of shares totaling R$ 1,621,538,190.25 whose names are on the company’s Nominal Share Registry on the date of holding of this General Meeting of Stockholders, including attribution of the bonus, sale on stock exchanges of the whole numbers of nominal shares resulting from the sum of the resulting fractions, arising from the said bonus and division of the net product of the sale proportionally to stockholders; and, further, the decision that all the shares resulting from this bonus shall have the same rights as the shares from which they arose.

11.                                 Approval of a reverse split in which each 500 shares of nominal value R$ 0.01 become, by type, a share of nominal value R$ 5.00;

12.                                 Consequent change in sub-clauses “a” and “b” of the head paragraph of Clause 4 of the Bylaws, maintaining the sole sub-paragraph, as a result of the reverse split mentioned above.

13.                                 Authorization for the Executive Board to take measures relative to the reverse split, to establish a minimum period for stockholders to adjust their positions in multiple lots of 500 shares, by type and, after this period, sell the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the reverse split, and share the net product of the sale proportionally between the stockholders.

14.                                 Alteration of the drafting of the head paragraph of Clause 9, to provide for the possibility of holding of a General Meeting of Stockholders, when possible, with 30 days’ advance notice.

15.                                 Alteration of the drafting of paragraph 1, 2 and 4 of Clause 11, and the second paragraph of Clause 12, for improvement of the drafting.

16.                                 Change in the drafting of Clause 17 to define the attributions of the Board of Directors and to provide that the decisions of the Board of Directors should, whenever necessary, be supported by Opinions and reports.

17.                                 Abolition of the Department of the Chief Planning, Projects and Construction Officer, creation of the Chief Sales Officer’s Department, and the Chief New Business Development Officer’s Department, alteration of the name of the Chief Financial Investor Relations Officer’s Department.

18.                                 Consequent alteration of the drafting of the head paragraph of Clause 18, as a result of the change in the composition of the Executive Board above mentioned.

19.                                 Change in the drafting of paragraph 4 of Clause 18, to re-define the competency of granting of annual paid leave to the Chief Officers, and also to permit their being split into parts and their pecuniary conversion.

20.                                 Alteration to the drafting of the head paragraph of Clause 19 and its first paragraph, to improve the drafting.

21.                                 Change in the drafting of Clause 21 to improve the drafting, to adjust the name of the Chief Financial and Investor Relations Department’s Office, to define the attributions of the Executive Board, to provide that decisions of the Executive Board should be supported, whenever necessary, by Opinions and reports, and to provide that the designations and appointments of employees for management and administrative posts in the wholly owned subsidiaries, subsidiaries, affiliates and the Forluminas Social Security Foundation should be based on a leadership succession development program implanted by the company and on the assessments of the Chief Officer to whom those employees are linked.

22.                                 Change in the drafting of Clause 22, to define the attributions of the members of the Executive Board, as a result of the change of the head paragraph of Clause 18.

23.                                 Change in the drafting of Clause 25, to define the attributions of the Audit Board.

24.                                 Change in the drafting of the head paragraph of Clause 28, for tax optimization.

25.                                 Exclusion of the first paragraph of Clause 30 and consequent re-naming of the second paragraph as the sole sub-paragraph, considering that the attributions of the Board of Directors already contain the preparation of the Strategic Plan.

26.                                 Insertion of new Clauses 32 – to ensure participation of the employees in the profits or results of the company – and 33 – to establish that the Annual General Meeting shall annually set the limits of sharing of management in the company’s profits.

27.                                 Consequent re-numbering of the present Clauses 32 and 33 to 34 and 35, respectively, and their alteration for improvement of the drafting and, further, to contain a provision for possibility of the contracting of third party liability for the managers.

Any stockholder who wishes to be represented in the said General Meetings of Stockholders should obey the requirements of Article 126 of Law 6404 of December 15, 1976, as amended, and the sole sub-paragraph of Clause 9 of the company’s Bylaws, depositing, preferably by April 23, 2007, proofs of ownership of the shares issued by a depositary financial institution and power of attorney, with special powers, at the General Secretariat Office of Cemig, Av. Barbacena 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, or showing the said documents at the time of holding of that meeting.

Belo Horizonte, April 10, 2007.

Wilson Nélio Brumer
Chairman of the Board of Directors

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, APRIL 26, 2007.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – ,

whereas:

a)                                      Article 192 of Law 6404 of December 15, 1996 as amended, and the Bylaws, and the financial statements for the year 2006, presenting net profit of R$ 1,718,841,000;

b)                                     Article 199 of the same Law establishes that the profit reserve may not be greater than the registered capital and that, when this limit is reached, the Ordinary General Meeting of Stockholders shall decide on application of the excess in a capital increase or in distribution of dividends;

c)                                      on December 31, 2006, the value of the “Profit Reserves” of Cemig totaled R$ 1,841,570,000, after deduction of the amounts allocated for payment of obligatory and extraordinary dividends for 2006, resulting in an excess balance of R$ 220,032,000 over and above the registered capital of R$ 1,621,538,000;

d)                                     to comply with Article 199 of Law 6404 of December 15, 1997 as amended, an increase in the company’s registered capital should be carried out using the balance of the account in the Retained Earnings Reserve;

e)                                      expectations of the company’s profits indicate that if that increase in capital were carried out at the minimum percentage to meet the legislation, this practice might become annual;

f)                                        trading in the shares of Cemig as lots of 1,000 shares causes great operational difficulties for stock exchanges and other securities agents, and, further, to align the practices of the Brazilian market to international standards, it has become essential to make a reverse split of the shares of the registered capital of Cemig;

g)                                     the proposed reserve split of the shares has the purpose of standardizing the parameters of trading adopted by the São Paulo Stock Exchange (Bovespa), which is orienting listed companies to adopt a unit quotation for their shares and no longer quotations per 1,000 shares, so as to provide better conditions for trading of the company’s shares;

 – now proposes to you:

I) allocation of the net profit for 2006, in the amount of R$ 1,718,841,000, as follows:

1)                                      R$ 85,942,000, being 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws;

2)                                      R$ 1,381,781,000 to be allocated for payment of dividend, to the shareholders of the company, corresponding to 80.39% of the net profit for the year 2006, representing R$ 10.60 per 1,000 shares, made up of:

a)                                      R$ 884,781,000 in the form of obligatory dividends, made up of the following portions: R$ 169,067,000 in the form of Interest on Equity, payable to stockholders in the company’s Nominal Share Registry on May 11, 2006, as per CRCA-025/2006 of April 28, 2006; R$ 715,714,000 in the form of complementary dividends, to stockholders qualified on the date of decision of this proposal to the Ordinary General Meeting;

b)                                     R$ 497,000,000 in the form of extraordinary dividends, also payable to the stockholders qualified on the date of decision on this proposal by the Ordinary General Meeting.

The payment of the dividends and Interest on Equity shall be made in two installments, by June 30 and December 30, 2007. These payments may be brought forward, depending on availability of cash and the decision of the Executive Board;

3)                                      R$ 240,139,000 to be allocated to the Profit Reserve, for application in investments, payment of expenses, taxes and servicing of debt, according to the Annual Budget approved in the form of CRCA-061 /2006, of December 22, 2006;

4)                                      R$ 1,159,000 to be allocated for injection into Companhia Transudeste de Transmissão, as per CRCA-048/2006 of September 29, 2006, this injection having been carried out in the business year of 2006;

5)                                      R$ 9,820,000 being held in stockholder’s equity in the Bylaws Reserve provided for by sub-item “c “ of the sole paragraph of Clause 28 and Clause 30 of the Bylaws.

Appendix 1 gives a summary of Cemig’s cash budget for the year 2007, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for 2006.

Appendix 2 gives a summary of the calculation of the minimum dividend established by the legislation and the dividend proposed by the management, in accordance with the Bylaws.

II) approval of the increase in the registered capital from R$ 1,621,538,190.25 (one billion, six hundred and twenty one million, five hundred and thirty eight thousand, one hundred and ninety Reais and twenty five centavos), to R$ 2,432,307,285.38 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos) with issuance of new shares, upon capitalization of R$ 810,769,095.13 (eight hundred and ten million, seven hundred and sixty nine thousand and ninety five Reais and thirteen centavos) relating to the portion of the Retained Earnings Reserve, being distributed to the stockholders, in consequence a bonus of 50% in new shares, of the same type as those held, and with nominal value R$ 0.01;

III) consequent change in the head paragraph of Clause 4 of the Bylaws, to have the following drafting:

“Clause 4 – the company’s capital is R$ 2,432,307,285.38 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos), represented by: a) 106,311.251,885 (one hundred and six billion, three hundred and eleven million, two hundred and fifty one thousand, eighty hundred and eighty five) nominal common shares of nominal value R$ 0.01 each; b) 136,919,476,653 (one hundred and thirty six billion, nine hundred and nineteen million, four hundred and seventy six thousand, six hundred and fifty three) nominal preferred shares of nominal value R$ 0.01 each;”;

IV) to approve reduction of the registered capital by R$ 5.38 (five reais and thirty eight centavos), from R$ 2,432,307,285.38 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty five Reais and thirty eight centavos) to R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), by cancellation of 385 (three hundred and eighty five) common shares and 153 (one hundred and fifty three) preferred shares, all with nominal value R$ 0.01 (one centavo), for the purpose of adapting the registered capital for the purposes of a reverse split;

V) consequent change in the head paragraph of Clause 4 of the Bylaws, to be drafted as follows:

“Clause 4 – the company’s registered capital is R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), represented by: a) 106,311,251,500 (one hundred and six billion, three hundred and eleven million, two hundred and fifty one thousand, five hundred) nominal common shares with nominal value of R$ 0.01 each; b) 136,919,476,500 (one hundred and thirty six billion, nine hundred and nineteen million, four hundred and seventy six thousand, five hundred) nominal preferred shares with nominal value R$ 0.01 each;”;

VI) that the Executive Board be authorized to take the following measures in relation to the stock bonus:

a)                                      attribute a bonus of 50%, in new shares, of the same type as those held, and of nominal value R$ 0.01 (one centavo), to holders of shares making up the registered capital of R$ 1,621,538,190.25, whose names are in the company’s Nominal Share Register on the date of holding of the General Meeting of Stockholders which decides on the present proposal;

b)                                     to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the fractions remaining, arising from the said bonus, and to divide the net product of the sale proportionately between the stockholders;

c)                                      to establish that all the actions resulting from the said bonus shall have the same rights granted to the shares that gave rise to them;

VII) to approve the grouping of each lot of 500 (five hundred) shares of nominal value R$ 0.01 (one centavo) each, by type, into 1 (one) share of nominal value R$ 5.00 (five reais), to take place within a minimum of 30 (thirty) days after the holding of the General Meeting of Stockholders that approves the reverse split;

VIII) a resulting change in lines “a” and “b” of Clause 4 of the Bylaws, which shall have the following drafting, on the date of the said reverse split taking place:

“Art. 4 – ... a) 212,622,503 (two hundred and twelve million, six hundred and twenty two thousand, five hundred and three) nominal common shares with shares nominal value R$ 5.00 each; b) 273,838,953 (two hundred and seventy three million, eight hundred and thirty eight thousand, nine hundred and fifty three) nominal preferred shares with nominal value R$ 5.00 each.”;

IX) that the Executive Board be authorized to take the following measures in relation to the reverse split:

a)                                      to establish the minimum period of 30 (thirty) days, from the date of holding of the General Meeting of Stockholders that approves the reverse split, so that the shareholders, at their option, may adjust their stockholding positions into multiple lots of 500 (five hundred) shares, by type, upon private trading or on a stock exchange, in such a way that their shares do not generate fractions after the said grouping;

b)                                     after expiry of the period for the said adjustment of positions, to sell on a stock exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said reverse split, and to divide the net product of the sale, proportionately, between the stockholders.

Belo Horizonte, March 30, 2007.

Wilson Nélio Brumer – Chairman
Djalma Bastos de Morais – Vice-Chairman
Aécio Ferreira da Cunha – Member
Alexandre Heringer Lisboa – Member
Andréa Paula Fernandes Pansa – Member
Antônio Adriano Silva – Member
Carlos Augusto Leite Brandão – Member
Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
Haroldo Guimarães Brasil – Member
José Augusto Pimentel Pessôa – Member
Maria Estela Kubitschek Lopes – Member
Nilo Barroso Neto – Member
Wilton de Medeiros Daher – Member

APPENDIX I – PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2006, BY THE BOARD OF DIRECTORS TO THE GENERAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 26, 2007.

CASH BUDGET FOR 2007
COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Amounts in current R$ ‘000

Description	Total 2007 (*)%
A – Initial balance	15,196	—

B – Funds	1,613,172	100,0
Gross revenue	—	—
Capital resources	1,543,172	95,7
Others	70,000	4,3

C – Disbursements	1,621,920	100,0
Capital expenditure program	41,118	2,5
Expenses budget	67,118	4,1
Taxes	110,922	6,8
Debt servicing	20,981	1,3
Dividends/Interest on Equity, total	1,381,781	85,2
Ordinary dividend	884,781	54,6
Extraordinary dividend	497,000	30,6

D – Final balance (A+B-C)	6,448	—

(*)                                 Approval as per CRCA 061/2006 of December 22, 2006, with the following adjustments:

— Adjustment of the initial cash balance based on the actual balance at December 31, 2006.

— Total dividends to be paid changed from R$ 1,357,997,000 to R$ 1,381,781,000.

APPENDIX II – PROPOSAL BY THE BOARD OF DIRECTORS TO THE GENERAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 26, 2007

CALCULATION OF PROPOSED MINIMUM DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	Holding company
	R$‘000
Calculation of the minimum dividends for the preferred shares under the Bylaws	2006	2005

– Nominal value of the preferred shares	912.,797	912,797
Percentage applicable to the above	10.00%	10.00%
Value of dividends by the first payment criterion	91,280	91,280

– Stockholders’ equity	7,521,915	7,184,855
Percentage of the above represented by stockholders’ equity	56.29%	56.29%
Share of the preferred shares in stockholders’ equity	4,234,086	4,044,355
Percentage applicable to the preferred shares’ stockholders’ equity	3.0%	3.00%
Value of dividends under the second payment criterion	127,023	121,.331

Minimum dividend for the preferred shares under the Bylaws	127,023	121,331

Obligatory dividend
Net profit for the year	1,718,841	2,003,399
Obligatory dividend – 50.00% of the net profit	859,421	1,001,699

Net dividends proposed:
Interest on Equity	169,067	635,000
Complementary dividends	715,714	461,949
	884,781	1,096,949
(-) Income tax withheld at source on payment of Interest on Equity	(16,923)	(61,274)
Total	867.858	1.035.675
Total gross dividend for the preferred shares	498,043	617,473
Total gross dividend for the common shares	369,815	479,476
Net dividends per 1,000 shares – R$

PROPOSAL FOR CHANGES IN THE BYLAWS MADE BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD APRIL 26, 2007

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig, for the purpose of:

•                                          creation of the Chief Trading Officer’s Department, which shall become responsible for the process of purchase and sale of energy in its various forms and modalities, comprising importation, exportation and participation in all the segments of the specialized markets, currently the responsibility of the Office of the Chief Financial and Investor Relations Officer;

•                                          abolition of the Chief Planning, Projects and Construction Officer’s Department and creation of the Chief New Business Development Officer’s Department, to which shall be attributed coordination of all the processes of development of new projects and acquisitions of Cemig;

•                                          transfer of the attributions of the present Chief Planning, Projects and Construction Officer’s Department, principally comprising construction and implementation of the company’s engineering works, to the Office of the Chief Generation and Transmission Officer;

•                                          change of the name of the Chief Financial and Investor Relations Officer’s Department to the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings;

•                                          introduction of a provision that decisions of the Board of Directors and the Executive Board shall be supported by Opinions and reports, when necessary;

•                                          making the necessary adaptation in the attributions of the Audit Board to permit that Board to assume the functions required by the Sarbanes-Oxley Law, and possibly in the future of other demands of entities of countries in which the company’s shares are traded;

•                                          introduction of a provision for distribution of profits or results to the employees and the distribution of profits to the managers, subject to limits to be set by the General Meeting of Stockholders, in accordance with Article 190 of Law 6404/76, and compliance with the determinations of the CVM (Securities Commission);

•                                          introduction of a provision for the possibility of contracting of third party liability for the managers, upon authorization by the Board of Directors; and

•                                          necessary revision of various clauses of the Bylaws to improve their drafting and appropriateness in formal and legal terms;

 – now proposes to you the following:

1 – Change in the drafting of the head paragraph of Clause 9, to provide for the possibility of calling of the General Meeting of Stockholders, when possible, with 30 days’ prior notice, now to read as follows:

“Clause 9:                                     The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, or, when possible, 30 (thirty) days, and the terms of these Bylaws and the relevant legislation shall be obeyed in its convocation, opening and decisions.”;

2 – Change in the drafting of paragraphs 1, 3 and 4 of Clause 11, and the second paragraph of Clause 12, to improve the drafting, as follows:

“Clause 11 – ...

§ 1                                The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the following exceptions: only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.

§ 3                                The Long-Term Strategic Plan shall contain the long-term strategic planning, the fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4                                The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and, in accordance with the limits of its holdings in them, its subsidiaries and affiliates and the consortia in which it directly or indirectly participates, including the company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.”;

“Clause   12 – ...

§ 2                                The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.”;

3 – Change in the drafting of Clause 17 to define the attributes of the Board of Directors and to provide that decisions of the Board of Directors should be supported, whenever necessary, by Opinions and reports, to the following:

“Clause 17:                              The Board of Directors shall have the following attributions:

a)                                      to fix the general orientation of the company’s business;

b)                                     to elect or dismiss the Executive Officers of the company, subject to these Bylaws;

c)                                      to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)                                     to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                                      to decide, upon proposal put forward by the Executive Board, on the company’s investment projects, on decisions to enter into contracts and legal transactions in general, contracting of loans or financings, and the constitution of any obligation in the name of the company, including injection of capital into subsidiaries, controlled companies and affiliated companies and the consortia in which the company participates, when the amount of such transactions, individually or jointly, is equal to or more than R$ 5,000,000.00 (five million Reais);

f)                                        to call the General Meeting of Stockholders;

g)                                     to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest to it;

h)                                     to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)                                         to choose and to dismiss the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                                         to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                                         to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

m)                                   to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)                                     to approve the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, and alterations and revisions to them.

o)                                     to set the guidelines, including granting of new benefits, and set the limits, including financial limits, for spending on personnel, collective work agreements and the distribution to employees of, or that participation in profits or results, subject to the approved Annual Budget;

p)                                     to authorize exercise of the right of preference in stockholders’ agreements or of vote in subsidiary, controlled or affiliated companies and in the consortia in which the company or its subsidiary, controlled or affiliated companies participate.

§ 1                                The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

§ 2                                The decisions of the Board of Directors should be supported, whenever necessary, by conclusive Opinions issued by the Company’s Legal Superintendent’s Office and by reports and opinions prepared by internal committees, constituted through specific resolutions, in relation to the following subjects, among others: support, governance, human resources, strategy, finances, auditing and risks.”;

4 – Abolition of the Office of the Chief Planning, Projects and Construction Officer, creation of the Office of the Chief Sales Officer and the Office of the Chief New Business Development Officer, and change of the name of the Office of the Chief Finance and Investor Relations Officer;

5 – Consequent alteration in the drafting of the head paragraph of Clause 18, as a result of the change in the composition of the Executive Board above mentioned, to the following:

“Clause 18:                              The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations, and Holding; a Chief Corporate Management Officer; a Chief Energy Generation and Transmission Officer; a Chief Sales Officer; and a Chief New Business Development Officer.”;

6 – Change in the drafting of the fourth paragraph of Clause 18, to redefine the competency for granting of annual paid leave to the Chief Officers, and also to permit subdivision of their periods of paid leave and their financial conversion, to the following:

“Clause 18 – ...

§ 4                                Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ leave, remunerated at a level one-third above their current monthly remuneration, which shall be granted by the Executive Board. This period may be split into separate periods, and parts of it not taken may be exchanged for financial remuneration in accordance with the legislation applicable to the company’s employees.”;

7 – Change in the drafting of the head paragraph of Clause 19 and of its first sub-paragraph to improve the drafting, as follows:

“Clause 19:                              In the event of absence, leave, temporary impediment, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence, leave or temporary impediment may last, and, in the event of vacancy or resignation, until the post is filled by the Board of Directors.

§ 1                                If there is absence, leave or temporary impediment of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer for as long as the absence, leave or impediment lasts, and in the event of vacancy or resignation, until the post is filled by the Board of Directors.”;

8 – Change in the drafting of Clause 21, for its improvement, for adjustment of the name of the Office of the Chief Financial and Investor Relations Officer, for definition of the attributions of the Executive Board, for a provision that the decisions of the Executive Board should be supported, whenever necessary, by Opinions and reports, and to provide that the designations and appointments of employees for management and administration positions in the wholly owned subsidiaries, subsidiaries, affiliates and the Forluminas Social Security Foundation should be based on a leadership succession development program implemented by the company and the assessments of the Chief Officers to whom these employees are linked, to have the following drafting:

Clause 21:                                     The Executive Board is responsible for the current management of the company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                                The company’s Multi-year Strategic Implementation Plan shall reflect the company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)                                      the company’s strategies and actions, including any project related to its objects;

b)                                     the new investments and business opportunities, including those of the company’s subsidiaries, controlled companies and affiliated companies and of the consortia in which it participates;

c)                                      the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)                                     the rates of return and profits to be obtained or generated by the company.

§ 2                                The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                                The company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Finance. Investor Relations and Holdings Officer and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§ 4                                The following decisions shall require a vote by a formal meeting of the Executive Board:

a)                                      approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)                                     examination and submission to the Board of Directors for approval of the Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)                                      examination and submission to the Board of Directors for approval of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan currently in force, and any revisions thereof;

d)                                     decision on reorganization of investments or expenses specified in the Annual Budget which, individually or jointly, in this a single financial year, have value lower than R$ 5,000,000.00 (five million Reais);

e)                                      approval of the disposal of, or placement of a charge on, any of the company’s property, plant or equipment, or of provision by the company of guarantees to third parties, in amounts lower than R$ 5,000,000.00 (five million Reais);

f)                                        authorization of the Company’s investment projects, signature of contracts, legal transactions in general, contracting of loans and financings, the constitution of any obligation in the name of the company, and injections of capital into wholly-owned subsidiaries, controlled companies or affiliated companies, and in the consortia in which it participates, based on the annual budget approved, which individually or jointly have value less than R$ 5,000,000.00 (five million Reais), subject to the provisions of sub-item “p” of sub-item V of Clause 22;

f)                                        approval, upon proposal by the Chief Executive Officer jointly with the Chief Finance, Investor Relations and Holdings Officer, of the casting of votes in the general meetings of stockholders and the meetings of the Boards of Directors or other management bodies of the subsidiaries or controlled or affiliated companies, and consortia, in which the company or its subsidiaries or controlled or affiliated companies directly or indirectly have an interest, which should obey these Bylaws, the decisions of the Board of Directors, the Long-Term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)                                     authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                                         authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)                                         authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Finance, Investor Relations and Holdings Officer.

l)                                         approval, upon proposal by the Chief Executive Officer, jointly with the Chief Finance, Investor Relations and Holdings Officer, of appointment of employees of the Company to occupy positions in management and on the audit boards of the subsidiaries, controlled companies and affiliated companies and their respective subsidiaries, controlled companies or affiliated companies, and also they Forluminas Social Security Foundation, subject to the terms of sub-clause “i” of sub-item I of Clause 22, the other provisions of these bylaws and the Corporate acts of those entities;

m)                                   approval and appointment of employees to hold management posts in the company, upon proposal by the Chief Officer concerned, subject to sub-clause “h” of sub-item I of Clause 22;

n)                                     authorization of spending on personnel, collective work agreements and distribution or sharing of profits or results by employees, subject to the guidelines and limits approved by the Board of Directors and the Annual Budget as approved.

§ 5                                The decisions of the Executive Board should be supported, whenever necessary, by conclusive opinions issued by the Legal Superintendent’s Office, and by reports and opinions prepared by internal committees, constituted through specific resolutions, in relation to the following subjects, among others: management of energy risk; management of corporate risk; integration of the electricity sector; selection of budget priorities; credits; management; strategic planning; and negotiation with employee unions.

§ 6                                For the approval of the designations and appointments of employees to exercise management and administration posts in the subsidiaries, controlled companies, and affiliates and the Forluminas Social Security Foundation, the decisions of the Executive Board should be based on a leadership succession development program implemented by the company and conducted by the office of the Chief Corporate Management Officer, and also on the assessments by the Chief Offices to whom the employees and linked.

§ 7                                Acts necessary for the regular functioning of the company, signing of contracts and other legal transactions shall be carried out by the Chief Executive Officer jointly with one Chief Officer, or by a person holding a proper power of attorney.

§ 8                                Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§ 9                                The Executive Board may, annually, delegate to one or more Executive Officers and to the Managers the competency to carry out the actions described in § 4 of this clause, by resolution unanimously approved by its members, which shall specify the limits of the delegated powers.”;

9 – Change in the drafting of Clause 22, to define the attributes of the Members of the Executive Board, as a result of the change in the head paragraph of Clause 18, to the following:

“Clause 22:                              Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I – To the Chief Executive Officer:

a)                                      to oversee and direct the work of the company;

b)                                     to supervise the preparation and implementation of the Multi-Year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                                      to represent the company in the Courts, actively and passively;

d)                                     to sign, jointly with one of the Executive Officers, documents which bind the company;

e)                                      to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                                        to hire and dismiss the company’s personnel;

g)                                     to manage and direct the activities of Internal Audits and Institutional Relationships, and legal, communication and representation activities, and the function of the company’s Ombudsman and General Secretariat Office;

h)                                     to propose to the Executive Board, for approval, jointly with the Chief Officer who is linked to the employee, appointments for positions of Superintendent of the Company;

i)                                         to propose to the Executive Board, for approval, jointly with the Chief Finance, Investor Relations and Holdings Officer, appointments of employees of the company to positions of administration and on the Audit Boards of its subsidiaries, controlled companies and affiliated companies, and also on the Forluminas Social Security Foundation, and appointment to the positions of Chairman of the Board of Directors and Chief Executive Officer of those entities shall be the exclusive competence of the Chief Executive Officer, subject to the provisions of these bylaws and the Corporate Acts of those entities.

II – To the Executive Vice-Chairman:

a)                                      to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)                                     to set the policies and guidelines for sustainability and social responsibility, environment, technological development, alternative energy sources, and technical standards;

c)                                      to co-ordinate the company’s strategy for social responsibility and the environment, technology and strategic technology management;

d)                                     coordinate the implementation and maintenance of the company’s quality systems;

e)                                      promote implementation of programs for the company’s technological development;

f)                                        to monitor the management of plans for compliance with the guidelines for sustainability and social responsibility, the environment, technology and improvement of quality.

III – To the Chief Finance, Investor Relations and Holdings Officer:

a)                                      to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                                     to co-ordinate the preparation and consolidation of the company’s Multi-year Strategic Implementation Plan and Annual Budget, with the participation of all the Chief Officers’ Departments;

c)                                      to make economic and financial evaluation of the company’s investment projects, except those that are under the responsibility of the Chief New Business Development Officer;

d)                                     to accompany and monitor performance and execution of the investment projects, according to targets and results approved by the Management;

e)                                      to carry out the accounting of, and to control, the Company’s economic-financial operations;

f)                                        to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)                                     to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                                     to control the company’s registered capital, decide policy for its shares and suggest dividend policy;

i)                                         to co-ordinate the preparation and negotiation of the tariffs for electricity retail supply and distribution and revenues from transmission, together with the National Electricity Agency (Aneel);

j)                                         to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and also to the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)                                         to represent the company to the CVM, the stock exchanges and other entities of the capital markets;

m)                                   to arrange for the financial and corporate management of the Company’s holdings in the wholly-owned subsidiaries, controlled companies and affiliated companies, within the criteria of good corporate governance and making efforts at all times for compliance with their business plans, subject to the provisions of these bylaws;

n)                                     to propose to the Executive Board, for approval or submission to the Board of Directors, depending on the competency defined in these Bylaws, the injections of capital, the exercise of rights of preference and the signing of agreements for voting in the wholly-owned subsidiaries, controlled companies and affiliated companies, and also the consortia in which the Company participates;

o)                                     to participate in the negotiations that involve the constitution and alteration of the corporate documents of the holdings referred to in the previous sub-clause;

p)                                     to coordinate the processes of disposal of the corporate holdings held by the Company, its wholly-owned subsidiaries, controlled companies and affiliates, upon prior legislative authorization and approval by the Board of Directors.

VI – To the Chief Corporate Management Officer:

a)                                      to ensure the provision of appropriate personnel to the company;

b)                                     to decide the company’s human resources policy and to orient and promote its application;

c)                                      to orient and conduct activities related to organizational studies and their documentation;

d)                                     to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)                                      to plan, put in place and maintain the company’s telecommunications and information technology systems;

f)                                        to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)                                     to provide the company with infrastructure and administrative support resources and services;

h)                                     to coordinate policies, processes and means of asset security, work safety and security approved by the Company;

i)                                         to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                                         to administer the process of contracting of works and services and acquisition and disposal of materials and real estate property;

l)                                         to effect quality control of the material acquired and of the qualification of contracted service providers;

m)                                   to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                                     to arrange for and implement programs to increase, develop, affect and continue to improve suppliers of materials and services of interest the company, alone or in cooperation with other Chief Offices’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                                     to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

p)                                     to authorize initiation of administrative tender proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)                                     the proposed electric chief Executive Officer, for submission to the Executive board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                                        to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                                      to present to the Chief Executive Officer and to the other Chief Officers the list of employees on his permanent staff who would be appropriate to occupy management posts in the company and management or administration posts in the wholly-owned subsidiaries, controlled companies, affiliated companies and the Forluminas Pension Fund, based on the evaluations arising from leadership succession development program implemented by the Company, with a few it to the effects described in paragraph six of Clause 21 of these bylaws;

IV – To the Chief Distribution and Sales Officer:

a)                                      to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)                                     to prepare the planning of the company’s distribution system;

c)                                      to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)                                     to operate and maintain the electricity distribution system and the associated supervision and long-distance control systems;

e)                                      to manage the company is what safety policies in the ambit of his department’s activities;

f)                                        to formulate and implement the policies for serving the consumer served by this department;

g)                                     to develop programs and actions of these out of the captive consumers with demand lower than 500 kW, with a view to the most efficient usage of electricity;

h)                                     to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                                         to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                                         to represent the company in the Brazilian Electricity Distributors Association (Abinee) and with other entities of the distribution sector;

l)                                         to ensure the physical helmets of the distribution facilities, establishing policies and guidelines and managing the ownership security of these facilities;

m)                                   to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

V – To the Chief Energy Generation and Transmission Officer:

a)                                      to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                                     to prepare the planning of generation and transmission;

c)                                      to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)                                     to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                                      to develop and conduct the hydro-meteorological activities that are of interest to the company;

f)                                        to manage the operations arising from the inter-linking of the company’s electricity system with those of other companies, and connection of agents to the company’s basic grid;

g)                                     to represent the company in relations with the National Electricity System Operator, the Brazilian Electricity can Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sectors;

h)                                     to manage the company’s central laboratories and workshops;

i)                                         to coordinate and implement projects for reform, modernization, improvement, reactivation and deactivation in the company’s generation and transmission facilities/

j)                                         to ensure connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)                                         to ensure the physical integrity of the generation and transmission facilities, establishing policies and guidelines and managing the industrial safety of these facilities;

m)                                   to manage and promote the company’s Work Safety Policy in the ambit of its activities;

n)                                     to manage the implementation of the projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring proper physical and financial performance for these projects;

o)                                     to supply technical support to the negotiations designed to make the projects for expansion of generation, transmission and co-generation feasible, and to participate in the negotiation of documents of the consortia of entrepreneurs and of special-purpose companies.

VII – To the Chief Trading Officer:

a)                                      to carry out research, studies and projections of interest to the Company;

b)                                     to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of electricity provided by the Company’s own generation sources;

c)                                      to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                                     to coordinate the provision of services of intermediation in business transactions related to these sale of electricity to any authorized agent;

e)                                      to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)                                        to coordinate the establishment all of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                                     to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500 kW, and also business groups;

h)                                     to identify, measure and manage the risks association with the trading of electricity;

i)                                         to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                                         to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

k)                                      to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VIII – To the Chief New Business Development Officer:

a)                                      to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)                                     to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said business;

c)                                      to coordinate the negotiations and implement the partnerships, consortia, special-but those companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of corporate contracts and documents of these projects;

d)                                     to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)                                      to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                                        to arrange for respecting and analysis, within the Company, of business opportunities related to the use of carbon credits;

g)                                     to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                                     to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)                                         to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                                         to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                                         to accompany and participate in the energy planting of the State of Minas Gerais.

§ 1                                as well as the exercise of the attributions herein specified and demand it by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 2                                The projects developed by the Company in the area of the Chief New Business Development Office’s apartment, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for that construction, execution, operation and sales, as defined in these Bylaws.

§ 3                                It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

10 – Change in the drafting of Clause 25, to define the attributions of the Audit Board, to the following:

“Clause 25:                              The responsibilities and powers of the Audit Board are those that are set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the company’s shares are listed and traded, in accordance with their regulations.”;

11 – Change in the drafting of the head paragraph of Clause 28, for tax optimization, as follows:

“Clause 28:                              Before any profit share, any retained losses and the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers shall be deducted from the result for the business year.”;

12 – Exclusion of the first paragraph of Clause 30 and consequent renumbering of the second paragraph to be the sole sub-paragraph, considering that the preparation of the Strategic Plan is already listed in the attributions of the Board of Directors, as follows:

“Clause 30:                              Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the company’s availability of cash so permits, the company shall use the profit reserve specified in sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

§ 1                                The company’s Long-Term Strategic Plan shall contain the long-term strategic planning, and the fundamental factors, targets, objectives and results, to be pursued and achieved by the company, and its dividend policy, and on these shall be based the plans, projections, activities, strategies, and capital and other expenditures to be incorporated in the company’s Multi-year Strategic Implementation Plan, and in its Annual Budget.”;

13 – Insertion of new Clauses numbered 32, to ensure sharing by the employees in the profits or results of the company, and 33, to establish that the General Meeting of Stockholders shall, annually, set the limits of sharing by the managers in the profits of the company, as follows:

“Clause 32:                              The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines and limits approved by the Board of Directors, in accordance with the specific legislation.

Clause 33:                                     The General Meeting of Stockholders shall set, annually, the limits of participation of the managers in the profits of the Company, subject to the provisions of the sole paragraph of Article 190 of Law 6404 of December 15, 1976.”;

14 – Consequent renumbering of the present Clauses 32 and 33 to 34 and 35, respectively; and their alteration to improve the drafting and also to contain a provision for the possibility of contracting of third party liability insurance for the managers, to the following:

“Clause 34:                              The management officers are responsible to the company and third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35:                                     The company guarantees defense, of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings brought against them as individuals by third parties, on the plaintiff or defendant side, during or after their periods of office, for actions related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1                                The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2                                The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3                                Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”.

Belo Horizonte, April 10, 2007.

Wilson Nélio Brumer – Chairman
Djalma Bastos de Morais – Vice-Chairman
Aécio Ferreira da Cunha – Member
Alexandre Heringer Lisboa – Member
Andréa Paula Fernandes Pansa – Member
Antônio Adriano Silva – Member
Carlos Augusto Leite Brandão – Member
Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
Haroldo Guimarães Brasil – Member
José Augusto Pimentel Pessôa – Member

Maria Estela Kubitschek Lopes – Member
Nilo Barroso Neto – Member
Wilton de Medeiros Daher – Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Calendar of Corporate Events - 2007

Information About the Company
Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970 - Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Luiz Fernando Rolla E-mail: lrolla@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2006.
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/05/2007
Availability to shareholders	03/05/2007
Publication	04/23/2007

Standard Balance Sheets for year ending on 12/31/2006
Event	Date
Submission to CVM and the São Paulo Stock Exchange Date	03/03/2007

Annual Information for year ending on 12/31/2006
Event	Date
Submission to the São Paulo Stock Exchange	05/26/2007

Quarterly Information
Event	Date
Submission to the São Paulo Stock Exchange
" for First Quarter	05/08/2007
" for Second Quarter	08/13/2007
" for Third Quarter	11/12/2007

Annual General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/10/2007
Publication of the Public Announcement of AGM	04/11/2007
Annual General Shareholders’ Meeting date	04/26/2007
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/26/2007
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/04/2007

Public Meeting with Analysts
Event	Dates/Locations
Vídeo Webcast	03/08/2007	Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/09/2007 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/13/2007 08:00 a.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/13/2007 16:00 p.m.	APIMEC – São Paulo – SP
Public meeting with analysts, open to other interested parties.	04/10/2007 08:30 a.m.	APIMEC – Brasília – DF
Public meeting with analysts, open to other interested parties.	04/10/2007 06:00 p.m.	APIMEC – Fortaleza – CE
XII Public Meeting with analysts - APIMEC	From 05/10/2007 to 05/12/2007	Tiradentes - MG

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2006
Cash benefits	Date of decision	Event	Amount, common stock (R$)	Amount, preferred stock (R$)	Amount, R$million	Start of payment	Remarks
Interest On Equity	04/27/2006	Meeting of Board of Directors	1,043078154	1,043078154	169		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.

Meeting of Board of Directors
Subject	Date
401[a] Board of Directors Meeting date	01/09/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/09/2007

Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/17/2007
Agenda
Constitution of the Executive Board, as from January 9, 2007:

1. Director-President and Director Vice-President:	Djalma Bastos de Morais;

2. Chief Generation and Transmission Officer:	Fernando Henrique Shuffner Neto

3. Chief Planning, Projects and Construction Officer:	José Carlos de Mattos

4. Chief Distribution and Sales Officer:	José Maria de Macedo

5. Chief Financial and Investor Relations Officer:	Luiz Fernando Rolla

6. Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha

The members of the Board requested the Executive Officers to begin the formal process for creation of a Sales Manager’s Department to be headed by Mr. Bernardo Afonso Salomão de Alvarenga.

Meeting of the Board of Directors
Subject	Date
402[a] Board of Directors Meeting date	01/23/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/23/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/28/2007
Agenda

1. Signing of a technical–scientific operational agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs), by the employees of Cemig, Cemig D and Cemig GT.

2. Contracting of a stockholders’ service.

Meeting of the Board of Directors
Subject	Date
403[a] Board of Directors Meeting date	02/08/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/08/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/24/2007
Agenda
1. Technical feasibility study for accounting postings of tax credits.

2. Signing of a working agreement with Cemig D and the municipality of Montes Claros.

Meeting of the Board of Directors
Subject	Date
404[a] Board of Directors Meeting date	02/28/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/28/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	05/28/2007
Agenda
1. To approve the Report of Management and the Financial Statements for the year ended December 31, 2006 and to submit them to the Annual General Meeting.

2. To propose to the Annual General Meeting the allocation of the net profit for the year 2006.

3. To submit a proposal to the Annual General Meeting to the effect that the company’s registered capital should be increased through issuance of new shares upon capitalization of part of the retained earnings reserve, with consequent distribution to stockholders of 50% in new shares of the same type as those held, with nominal value of R$0.01; consequent redrafting of the head paragraph of Clause 4 of the Bylaws; authorization to the Executive Board to take measures in relation to this bonus; approval of a reverse stock split; consequent alteration of sub-items “a” and “b” of the head paragraph of Clause 4 of the Bylaws; and authorization for the Executive Board to take measures relative to the said reverse split.

4. To approve the adoption of parameters and criteria for cost of capital used in valuing the company’s investments, covering wholly- and partly-owned subsidiaries and giving orientation to the affiliated companies.

5. To authorize the signing of voting agreements with Brascan Brasil Ltda. relating to Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A. and Empresa Catarinense de Transmissão de Energia S.A.

6. Authorization to file appropriate legal actions against the State of Minas Gerais, seeking to suspend demandability of the tax credits ascertained by the Minas Gerais State tax authority and consequent issuance of a Tax Liability Release Certificate.

7. Appointment of directors of Cemig to management of companies of the Cemig group.

8. To approve the creation of an ADR program, representing existing common shares, to be listed on the New York Stock Exchange.

Meeting of the Board of Directors
Subject	Date
406[a] Board of Directors Meeting date	03/29/2007 until 04/10/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/09/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	05/28/2007
Agenda
1. Signature of Memorandum of Understanding for creation of a solutions development company.

2. Contracting of life insurance.

3. Signing of an amendment to the Debt Assumption Undertaking with Forluz, Cemig D and Cemig GT.

4. Proposal to the Annual General Meeting for alteration of the registered capital and reverse stock split – Re-ratification of a CRCA (Board decision).

5. Probable payment into court and filing of action for order of mandamus.

6. Granting of annual paid leave to the Chief Distribution and Sales Officer.

7. Appointment of directors of Cemig to the management of companies in the Cemig group.

8. Change in the Bylaws.

Meeting of the Board of Directors
Subject	Date
407[a] Board of Directors Meeting date	04/27/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/27/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	05/28/2007
Preliminary Agenda
I – Election of the Chief Trading Officer, in the event of approval of the changes in the Bylaws by the General Meeting of Stockholders held on April 26, 2007.

II – Proposals for Decision by the Board of Directors:

1. Contracting of independent external auditing services.

2. Taking of legal actions for suspension of demandability of tax credits.

3. Signing of the fifth amendment to the Contract for Assignment of the Rights to Receive the Outstanding Balance on the CRC (Results Compensation) Account.

4. Acquisition of generation assets.

5. Transchile – review of capital expenditure.

6. Guarantee for long-term financing obtained by Transchile from the Inter-American Development Bank and Santander.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor Relations Officer
Date: May 2, 2007